Exhibit (a)(10)

STATE OF ILLINOIS	)
	)	SS
COUNTY OF COOK	)

IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS

COUNTY DEPARTMENT, CHANCERY DIVISION

Discovery Partners, on Behalf of Itself and All Others Similarly Situated,

Plaintiff,

vs.

Ronald L. Blake, Donald J. Liebentritt, Raymond A. Gross, F. Philip Handy, Marc C. Particelli, Michael J. Soenen, Mark R. Sotir, Rewards Network Corporation and Equity Group Investment, LLC,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) )	No. 10 CH 48639

MEMORANDUM OF UNDERSTANDING

The undersigned parties (the “Parties”) to the above captioned action, by their respective attorneys, have reached an agreement in principle providing for the settlement of the Action on the terms and subject to the conditions set forth below.

WHEREAS, on October 28, 2010, Rewards Network Inc. (“Rewards Network” or the “Company”) announced that Rewards Network and EGI Acquisition, L.L.C. (“EGI Acquisition”), an affiliate of Equity Group Investments, L.L.C. (collectively “EGI”) had entered into a definitive merger agreement (the “Merger Agreement”) under which EGI Acquisition would offer to acquire all of the shares of Rewards Network common stock not owned by EGI Acquisition through a cash tender offer for $13.75 per share (the “Tender Offer”). Pursuant to the Merger Agreement, following the consummation of the Tender Offer, EGI Acquisition would be merged with and into Rewards Network (the “Merger”). The Merger Agreement values Rewards Network on a fully diluted share basis at approximately $126 million.

WHEREAS, on November 8, 2010, Rewards Network filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Recommendation Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with the proposed Tender Offer. The Recommendation Statement included, among other things, a recommendation by the Board of Directors of Rewards Network (the “Board”) that Rewards Network’s shareholders tender their shares pursuant to the Tender Offer.

WHEREAS, the Recommendation Statement also contained a discussion of the background of the Merger Agreement and the reasons the board of directors of Rewards Network recommended that stockholders tender their shares pursuant to the Tender Offer.

WHEREAS, on November 10, 2010, a putative class action complaint (the “Complaint”) was filed by Plaintiff Discovery Partners (“Discovery Partners”), a shareholder of the Company, on behalf of all holders of Rewards Network’s common stock, other than Defendants and their affiliates (the “Putative Class”), in the Circuit Court of Cook County, Illinois (the “Illinois Circuit Court”) captioned Discovery Partners v. Blake, et al., No. 10 CH 48639 (the “Action”).

WHEREAS, the Complaint sought relief against Rewards Network and the members of its board of directors (the “Board”): Ronald L. Blake, Donald J. Liebentritt, Raymond A. Gross, F. Philip Handy, Marc C. Particelli, Michael J. Soenen, and Mark R. Sotir (the “Individual Defendants” and with Rewards Network, the “Rewards Network Defendants”), as well as EGI (collectively with the Rewards Network Defendants, the “Defendants”).

WHEREAS, the Complaint challenged, inter alia, the Tender Offer and the Merger Agreement, including, but not limited to, the Company’s disclosures in the Recommendation Statement and the terms of the Merger Agreement, and alleged that the Board had breached its fiduciary duties in connection therewith. Specifically, the Complaint alleged, inter alia, that the following information, alleged by Plaintiff to be material, was not disclosed in the Recommendation Statement:

(i)	According to the Recommendation Statement, in connection with Harris Williams’ financial advisory services, the Company has agreed to pay Harris Williams an aggregate fee of approximately $2.5 million, a significant portion of which is contingent upon consummation of the Tender Offer and Sale Agreement. The Complaint alleges that the Recommendation Statement was deficient because it failed to disclose the value of the portion of Harris Williams’ fee that is contingent upon consummation of the Tender Offer and Sale Agreement.

(ii)	According to the Recommendation Statement, in the ordinary course of business, certain of Harris Williams’ affiliates, as well as investment funds in which they may have financial interests, may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own accounts or the accounts of customers, in debt or equity securities of the Company, EGI or any other company that may be involved in the Sale Agreement or Tender Offer. The Complaint alleges that the Recommendation Statement was deficient because it failed to specify the value of any positions that Harris Williams may have in these regards.

(iii)	On April 2, 2009, the Board appointed F. Philip Handy, Michael J. Soenen and Mark R. Sotir to the Strategic Coordination Committee. The Complaint alleges that the Recommendation Statement was deficient because it failed to disclose the criteria used to select these committee members.

(iv)	According to the Recommendation Statement, during March 2010, in accordance with the Company’s directives, Harris Williams contacted twelve potential strategic and financial parties to inquire as to their potential interest in a transaction with the Company. The Complaint alleges that the Recommendation Statement was deficient because it failed to disclose (a) the criteria used to select the parties contacted in this regard and (b) how many of these parties were potential strategic buyers and how many were potential financial buyers.

(v)	According to the Recommendation Statement, on April 22, 2010, Bidder A submitted to the Board a non-binding indication of interest to acquire for cash all of the outstanding Shares in a going-private transaction. The Complaint alleges that the Recommendation Statement was deficient because it failed to disclose the value of Bidder A’s indication of interest.

(vi)	According to the Recommendation Statement, on May 3, 2010, EGI informed the Board that it was potentially interested in acquiring the Company. The Complaint alleges that the Recommendation Statement was deficient because it failed to disclose the value of EGI’s indication of interest.

(vii)	According to the Recommendation Statement, on May 13, 2010, the Special Committee met to discuss the strategic review process, including the scope and duration of a potential sale process and the possibility of postponing the process until market conditions improved. The Complaint alleges that the Recommendation Statement was deficient because it failed to disclose the results of that discussion.

(viii)	According to the Recommendation Statement, the Company executed a confidentiality agreement with EGI. The Complaint alleges that the Recommendation Statement was deficient because it failed to disclose (a) whether the Company also entered into a confidentiality agreement with Party A around this time and if not, (b) why not?

(ix)	According to the Recommendation Statement, beginning on June 17, 2010 and continuing through July 16, 2010, in accordance with the Special Committee’s directives, Harris Williams contacted 114 potential strategic and financial parties, and provided each with a summary fact sheet. The Complaint alleges that the Recommendation Statement was deficient because it failed to disclose the criteria used to select the parties contacted in this regard.

(x)	According to the Recommendation Statement, the Special Committee met on July 23, 2010 to receive an additional update from Harris Williams regarding the status of the various potentially interested parties. At the meeting, the Special Committee discussed the merits of the Company independently pursuing its current strategic plan, and the risks involved in successfully implementing such plan in light of the Company’s historical performance. The Complaint alleges that the Recommendation Statement was deficient because it failed to disclose (a) the updated status of the various potentially interested parties and (b) the results of the discussions regarding merits and risks of the Company independently pursuing its current strategic plan.

(xi)	According to the Recommendation Statement, between July 26 and July 28, 2010, six potentially interested parties submitted letters indicating an interest in acquiring the Company. All six of these parties were financial sponsors, and included Bidder A and EGI. Preliminary purchase prices ranged from $13.50 to $17.00 per Share. The Complaint alleges that the Recommendation Statement was deficient because it failed to disclose (a) the value of each of these indications of interest and especially (b) the value of Bidder A’s indication of interest.

(xii)	According to the Recommendation Statement, on August 13, August 18, and August 20, 2010, the Special Committee met to receive updates regarding the continued levels of interest of the bidders following the management presentations. The Complaint alleges that the Recommendation Statement was deficient because it failed to disclose the updates given in these regards for EGI and for Bidders A, C, and D.

(xiii)	According to the Recommendation Statement, on September 3, 2010, the Special Committee met to discuss the revised financial forecast and its potential impact on the strategic review process. The Complaint alleges that the Recommendation Statement was deficient because it failed to disclose what the Special Committee determined the potential impact of the revised financial forecast on the strategic review process to be.

(xiv)	According to the Recommendation Statement, on October 8, 2010, senior management of the Company delivered to the Special Committee an updated financial forecast of the Company for the fiscal years ending December 31, 2010 through 2014. Further, on October 11, 2010, the Special Committee discussed the Financial Forecast and indicated that in its view the Financial Forecast presented a more realistic representation of the prospects for the Company. The Special Committee instructed Harris Williams to focus on the Financial Forecast when preparing financial analyses for the Special Committee’s consideration. The Complaint alleges that the Recommendation Statement was deficient because it failed to disclose (a) how this updated financial forecast compares to the revised financial forecast reviewed by the Special Committee on September 3, 2010, (b) how the updated financial forecast compares to the information in the confidential information memorandum, (c) whether the Special Committee sought to re-engage Bidders A, C and D in light of the more realistic forecasts and, if not, (d) why not?

(xv)	In its Selected Public Companies Analysis, Selected Precedent Transactions Analysis, Discounted Cash Flow Analysis, Leveraged Buyout Analysis, and Premiums Paid Analysis, Harris Williams indicated approximate implied per share equity reference ranges for the Company, as compared to the $13.75 per Share consideration. The Complaint alleges that the Recommendation Statement was deficient because it failed to disclose the median and mean Implied Per Share Equity References that resulted from these analyses.

(xvi)	For its Discounted Cash Flow Analysis, Harris Williams used a selected range of terminal value multiples of 6.0x to 7.0x and discount rates ranging from 16.1% to 17.1%. The Complaint alleges that the Recommendation Statement was deficient because it failed to disclose the methodology used to arrive at the multiples values and the discount rate range values.

(xvii)	For its Leveraged Buyout Analysis, Harris Williams used a range of exit value multiples of 6.0x to 7.0x and an assumed required internal rate of return for a financial buyer of approximately 24.0% to 26.0%. The Complaint alleges that the Recommendation Statement was deficient because it failed to disclose the methodology used to arrive at the multiples values and the assumed required internal rate of return.

WHEREAS, the Complaint further alleged, inter alia, that by reason of Defendants’ actions, Plaintiff and the Class members had suffered and would suffer irreparable harm for which they had no adequate remedy at law, and requested that the Court grant appropriate relief for such alleged harm.

WHEREAS, on November 12, 2010, Rewards Network filed an Amendment No. 1 to the Recommendation Statement with the SEC.

WHEREAS, on November 12, 2010, counsel for Plaintiff filed a Motion for (i) a Temporary Restraining Order, (ii) Expedited Discovery and (iii) A Post-Expedited Discovery Hearing Date on a Motion for a Preliminary Injunction (the “TRO and Expedited Discovery Motion”), which the Court set for hearing on November 18, 2010.

WHEREAS, on November 16, 2010, the Parties entered into a Stipulation resolving the TRO and Expedited Discovery Motion, which counsel personally presented to the Court and which was so-ordered the same day and pursuant to which the parties agreed, inter alia, as follows:

(1)	Defendants represented that any sale of Rewards Network to EGI would not close until December 7, 2010 at the earliest.

(2)	The parties agreed to negotiate in good faith an appropriate confidentiality stipulation.

(3)

The parties agreed that Rewards Network and the Individual Defendants shall produce the following documents (for the time period January 1, 2009 to the present) beginning November 16, 2010 and to be completed by November 19, 2010: (i) all minutes of Rewards Network’s board or any committee thereof where a strategic transaction proposal by EGI or any potential alternative strategic partner was discussed, (ii) documents provided to any Rewards Network’s board member relating to any strategic transaction proposal by EGI or any other potential strategic partner, including any bankers’ books, (iii) correspondence between Rewards Network and its agents and advisors on the one hand and EGI

(and its advisors) on the other hand, relating to any strategic transaction proposal by EGI, including indications of interest, bid letters, bid instruction letters, and letter agreements. (iv) correspondence between Rewards Network and its agents and advisors on the one hand and any counterparty to an alternative strategic transaction (and their advisors) on the other hand, relating to any potential alternative strategic transaction, including indications of interest, bid letters, bid instruction letters, and letter agreements; and (v) agreements between Reward Network and any of the Individual Defendants or EGI.

(4)	The parties agreed to the following deposition schedule with the depositions to take place after the above documents are produced but sufficiently before any consummation of the sale of Rewards Network to allow plaintiff to file and have heard a post deposition motion for a preliminary injunction: (i) Mark R. Sotir (who counsel for EGI acknowledged that he believed was knowledgeable regarding the negotiations of the Sale from EGI’s perspective), (ii) Michael J. Soenen, (iii) (c) Ronald L. Blake, and (iv) a representative of Harris Williams & Co. knowledgeable about its work surrounding the Sale. The parties also agreed to negotiate in good faith regarding the deposition of a representative of Discovery Partners (if Defendants determined such a deposition was necessary).

(5)	The parties agreed to cooperate in negotiating a post-discovery briefing schedule that will allow plaintiff to present a fully briefed motion for a preliminary injunction (including a reply brief) to the Court prior to any sale of Rewards Network to EGI being consummated.

(6)	The parties agreed that they would cooperate in attempting to schedule a hearing on plaintiff’s forthcoming motion for a preliminary injunction on December 6, 2010 or such other date prior to December 7, 2010 as the Court may order.

(7)	In consideration for the above, Plaintiff agreed to and did withdraw the TRO and Expedited Discovery Motion.

WHEREAS, also on November 16, 2010, the Court scheduled a hearing on Plaintiff’s Motion for a Preliminary Injunction to be heard on December 3, 2010.

WHEREAS, on November 17, 2010, the Parties entered into a confidentiality stipulation to govern discovery in the Action.

WHEREAS, also beginning on November 17, 2010, Defendants began a rolling production of documents to counsel for Plaintiff.

WHEREAS, Plaintiff took the respective depositions of (i) the Chairman of the Special Committee, Michael J. Soenen, in Los Angeles on November 22, 2010, (ii) the Company’s President and CEO, Ronald L. Blake in Chicago on November 23, 2010, and (iii) a representative of the Company’s financial advisor, Harris Williams, in New York on November 23, 2010.

WHEREAS, on November 23, 2010, Rewards Network filed an Amendment No. 2 to the Recommendation Statement with the SEC.

WHEREAS, between November 18 and November 28, 2010, counsel for the Defendants and counsel for Plaintiff engaged in good faith discussions with regard to the possible settlement of the Action.

WHEREAS, after lengthy negotiations, the Parties reached an agreement in principle concerning the proposed settlement of the Action, which is set forth in this Memorandum of Understanding (“MOU”). Because counsel for the Parties have concluded that the terms contained in this MOU are fair and adequate to both the Company and its shareholders and that it is reasonable to pursue a settlement of the Action based upon the procedures outlined herein and the benefits and protections offered herein, the parties wish to document their agreement in principle in this MOU.

WHEREAS, Defendants deny all allegations of wrongdoing, fault, liability or damage to Plaintiff and the Putative Class, deny that they have engaged in any wrongdoing or violation of law or breach of duty, and believe that they acted properly at all times, but wish to settle the litigation on the terms and conditions stated in this MOU in order to eliminate the burden and expense of further litigation and to put the claims to be released hereby to rest finally and forever.

WHEREAS, all Parties recognize the time and expense that would be incurred by further litigation in this matter and the uncertainties inherent in such litigation.

NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, by and among the parties hereto:

1. In consideration for the full settlement and release of all Settled Claims (as defined below), the Company agrees to disclose additional information (the “Supplemental Disclosures”) in an Amendment No. 3 to the Recommendation Statement, which will be filed with the SEC no later than the close of business on November 30, 2010, in the form attached hereto as Exhibit A, which addresses the majority of the disclosures sought in the Complaint.

2. Without admitting any wrongdoing, Defendants acknowledge that the decision to make the Supplemental Disclosures was a direct result of Plaintiff’s lawsuit, Defendants’ desire to settle the Action, the efforts of Plaintiff’s counsel and the negotiations between counsel for Plaintiff and counsel for EGI.

3. Plaintiff acknowledges and agrees that the Parties to the Merger Agreement may negotiate other and further amendments or modifications to the Merger Agreement prior to the effective date of the Merger to facilitate the consummation of the Merger. Plaintiff agrees that it will not challenge or object to any such amendments or modifications so long as they are not inconsistent with the fairness of the Settlement as referenced in this MOU and the Supplemental Disclosures referred to in paragraph 1 above and do not materially change the terms of the Merger consideration.

4. Rewards Network or its successor(s) will bear the cost and administrative responsibility of notice to the class members in connection with the settlement of the Action and the settlement hearing and will consult with Plaintiff’s Counsel prior to hiring a notice administrator.

5. The parties will negotiate in good faith and use their reasonable best efforts to agree upon, execute and present to the Court an appropriate stipulation of settlement (the “Stipulation”) and such other documentation as may be required in order to obtain Final Approval of the Settlement (as defined in paragraph 7 herein) and the dismissal with prejudice of the Action upon the terms set forth in this MOU. The Stipulation will expressly provide, inter alia:

(a) for certification, for settlement purposes only, pursuant to 735 ILCS 5/2-801, of a class consisting of all persons (other than Defendants and their immediate families, heirs, assigns and related persons, and those who have filed valid requests to be excluded from the Class) who owned common stock of the Company at any time from and including June 9, 2010 through and including the effective date of the Merger, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, or any person or entity acting for or on behalf of, or claiming under any of them, and each of them (the “Class”);

(b) for entry of a judgment dismissing the Action with prejudice and, except as set forth in paragraphs 4 and 6, without costs to any party;

(c) for the complete discharge, dismissal with prejudice on the merits, settlement and release of, and an injunction barring, any and all claims, demands, rights, actions or causes of action, rights, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, that have been or could have been asserted in the Action or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state law, including claims relating to alleged fraud, breach of any duty, negligence or violation of federal or state securities laws) by or on behalf of the Plaintiff in the Action and any and all of the members of the Class, whether individual, class, derivative, representative, legal, equitable of any other type or in any other capacity against any and all Parties in the Action, and/or any of their families, parent entities, associates, affiliates or subsidiaries and each and all of their respective past, present or future officers, directors, shareholders, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, engineers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates, administrators, predecessors, successors and assigns (collectively, the “Released Persons”) which the Plaintiff or any member of the Class ever had, now has, or hereafter can, shall or may have by reason of, arising out of, relating to or in connection with the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related to the Action, the Merger, or the Merger Agreement, including without limitation any disclosures, non-disclosures or public statements made in connection with any of the foregoing (collectively, the “Settled Claims”). Notwithstanding the foregoing, any claims to enforce the Settlement, claims for appraisal, or claims by those who have filed valid requests to be excluded from the Class are excluded from this release;

(d) that Defendants, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under any of them, and each of them, release Plaintiff and Plaintiff’s counsel from any and all claims arising out of or relating to their filing and prosecution of the Action;

(e) that the releases contemplated by the Settlement extend to claims that Defendants and Plaintiff, for itself and on behalf of the Class, the Company and its shareholders, does not know or suspect to exist at the time of the release, which if known, might have affected the decision to enter into the release or to object or not to object to the Settlement. Plaintiff, Defendants, each member of the putative Class, the Company and its shareholders shall be deemed to waive, and shall waive and relinquish to the fullest extent permitted by law any and all provisions, rights and benefits conferred by any law of the United States or any state or territory of the United States, or principle of common law, which governs or limits a person’s release of unknown claims; further, that (i) the Plaintiff, for itself and on behalf of the Class, the Company and its shareholders, and Defendants shall be deemed to waive, and shall waive and relinquish, to the fullest extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR

(ii) Plaintiff, for itself and on behalf of the Class, the Company and its shareholders, and Defendants also shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code § 1542; and (iii) Plaintiff, for itself and on behalf of the Class, the Company and its shareholders, acknowledge that members of the Class and/or other Company shareholders may discover facts in addition to or different from those that they now know or believe to be true with respect to the subject matter of this release, but that it is their intention, as Plaintiff and on behalf of the Class, the Company and its shareholders, to fully, finally and forever settle and release any and all claims released hereby known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery or existence of such additional or different facts. Plaintiff acknowledges, and the members of the Class shall be deemed by operation of the entry of a final order and judgment approving the Settlement to have acknowledged, that the foregoing waiver was separately bargained for and is a key element of the Settlement of which this release is a part;

(f) that each of the Defendants has denied and continues to deny that any of them have committed or threatened to commit any wrongdoing, violation of law or breaches of any duty of any kind to Plaintiff in the Action, the Class, or anyone; and

(g) that the Defendants are entering into the Stipulation solely because the proposed Settlement would eliminate the distraction, burden, risk and expense of further litigation, and in order to avoid any possible delay in the vote by the shareholders of the Company on the proposed Merger.

6. The Stipulation and exhibits will also provide that Plaintiff’s counsel have asserted a claim for attorneys’ fees and reimbursement of expenses in this action based upon the benefits that the Settlement has and will provide to Rewards Network’s public shareholders, and that, rather than continuing to litigate this issue, the parties to this Settlement (after negotiating the other elements of the Settlement) agreed that, subject to Court approval of the Settlement,

Defendants will cause to be paid to Plaintiff’s counsel the sum of $600,000 (six hundred thousand US dollars) in full settlement of this claim for attorneys’ fees and expenses. The Settlement Agreement will provide that the payment of any amount in settlement of this claim for attorneys’ fees and expenses will be made within five business (5) days after approval of the settlement by the Illinois Circuit Court, subject to Plaintiff’s Counsel’s joint and several obligations to make refunds or repayments to Rewards Network if, as a result of any appeal and/or further proceedings on remand, or successful collateral attack, the fee or costs award is reduced or reversed. The amounts paid to Plaintiff’s counsel for attorneys’ fees and reimbursement of expenses will not be paid out of amounts that would otherwise have been paid to Rewards Network’s public shareholders. At the time the fees and expenses are paid they shall be paid by check made payable to The Brualdi Law Firm, P.C. to allocate among Plaintiff’s counsel as it believes to reflect the relative contributions of each counsel to the prosecution of this Action.

7. Consummation of the Settlement, including the agreement concerning attorneys’ fees and expenses referenced in paragraph 6 above, is subject to the following, which the parties to this MOU agree to use their best efforts to achieve: (a) drafting and execution of a formal Stipulation of Settlement and such other documentation as may be required to obtain final approval by the Court of the Settlement (“Settlement Documents”) by counsel for the Parties (provided that the Parties comply with their obligation to act in good faith to negotiate and execute such a formal Settlement Agreement); (b) consummation of the Merger; (c) satisfaction of any other conditions set forth herein; and (d) Final Approval by the Court of the Settlement and entry of a final order and judgment by the Court (and the exhaustion of possible appeals, if any) dismissing the Action with prejudice on the merits and with each party to bear its own costs

(except for the costs set forth in paragraphs 4 and 6 above), and providing for such release language as is contained in the Settlement Agreement. As used herein, “Final Approval” of the Settlement means that the Court has entered an order approving the Settlement and that such order is finally affirmed on appeal or is no longer subject to appeal and the time for any petition for reargument, appeal or review, by certiorari or otherwise, has expired; provided, however, and notwithstanding any provision to the contrary in this MOU, Final Approval shall not include (and the Settlement is expressly not conditioned on) the approval of attorneys fees and the reimbursement of expenses to Plaintiff’s counsel as provided in Paragraph 6 above, and any appeal related thereto.

8. Subject to prior Court approval of the form of notice, the parties to this MOU will present the Settlement to the Court for hearing and approval as soon as practicable following appropriate notice to the class members and shareholders and will use their best efforts to obtain expeditiously Final Approval of the Settlement and the dismissal of the Action with prejudice.

9. This MOU shall be null and void and of no force and effect should any of the conditions set forth herein not be met; or should Plaintiff’s counsel in the Action determine in good faith that, based upon the facts learned subsequent to the execution of this MOU, the proposed Settlement is not fair, reasonable and adequate to Class members. In such event, the MOU shall not be deemed to prejudice in any way the positions of the Parties with respect to the Action nor to entitle any party to the recovery of costs and expenses incurred to implement this MOU (except as provided in paragraph 4 hereof for the costs of notice of the Settlement).

10. The provisions contained in this MOU and all negotiations, discussions and proceedings in connection with this MOU shall not be deemed or constitute a presumption, concession or an admission by any party in the Action of any fault, liability or wrongdoing or lack of any fault, liability or wrongdoing, as to any facts or claims alleged or asserted in the Action, or any other actions or proceedings, and shall not be interpreted, construed, deemed, involved, offered, or received in evidence or otherwise used by any person in the Action, or in any other action or proceeding, whether civil, criminal or administrative, except in connection with any proceeding to enforce the terms of this MOU. If the settlement does not receive Final Approval, the parties shall revert to their respective litigation positions as if this MOU never existed.

11. The parties to this MOU agree that, except as expressly provided herein, the Action shall be stayed with respect to all parties to the Action pending submission of the proposed Settlement to the Court for its consideration, and Plaintiff will stay, and will not initiate, any other proceedings other than those incident to the Settlement itself. The Parties also agree to use their best efforts to prevent, stay or seek dismissal of or oppose entry of any interim or final relief in favor of any member of the Class in any other litigation against any of the parties to this MOU which challenges the Settlement, the Merger or the Merger Agreement or otherwise involves a Settled Claim. Plaintiff’s counsel agrees that Defendants’ time to answer or otherwise respond to the Complaint or any discovery requests is extended indefinitely.

12. Plaintiff and its counsel in the Action represent and warrant that none of Plaintiff’s claims or causes of action referred to in any complaint in the Action or this MOU have been assigned, encumbered or in any manner transferred in whole or in part, and that Plaintiff is and has been a shareholder of the Company throughout the period covered by the Complaint and this Settlement.

13. This MOU constitutes the entire agreement among the Parties with respect to the subject matter hereof, and may not be amended, nor any of its provisions waived, except by a writing signed by all of the parties hereto.

14. This MOU, and all rights and powers granted hereby, shall be binding on and inure to the benefit of the parties hereto (including all members of the Class) and their respective agents, executors, heirs, successors and assigns.

15. This MOU shall be governed by, and construed in accordance with the laws of the State of Illinois, exclusive of choice of law provisions.

16. This MOU will be executed by counsel for the Parties, each of whom represents and warrants that they have the authority from their clients to enter this MOU.

17. This MOU may be signed in any number of counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument. Signed signature pages of this MOU may be delivered by facsimile, e-mail or PDF transmission, which will constitute complete delivery without any necessity for delivery of originally signed signature pages in order for this to constitute a binding agreement.

IT IS SO STIPULATED THIS 30th DAY OF NOVEMBER, 2010.

/s/ Richard B. Brualdi
Richard B. Brualdi
THE BRUALDI LAW FIRM, P.C.
29 Broadway, Suite 2400
New York, New York 10006
Email: rbrualdi@brualdilawfirm.com
Telephone:	(212) 952-0602
Facsimile:	(212) 952-0608

Counsel for Plaintiff Discovery Partners

/s/ Albert L. Hogan III, Esq.
Albert L. Hogan III, Esq.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 N. Wacker Drive
Chicago, Illinois 60606
Email: al.hogan@skadden.com
Telephone:	(312) 407-0785
Facsimile:	(312) 407-8572

Counsel for Defendant Equity Group Investments, L.L.C.

/s/ Robert C. Micheletto, Esq.
Robert C. Micheletto, Esq.
JONES DAY
222 East 41st Street
New York, New York 10017-6702
Email: rmicheletto@jonesday.com
Telephone:	(212) 326-3690
Facsimile:	(212) 755-7306

Counsel for Defendants Raymond A. Gross, Marc C. Particelli, and Michael J. Soenen

/s/ Robert J. Kopecky, Esq.
Robert J. Kopecky, Esq.
KIRKLAND & ELLIS LLP
300 North LaSalle
Chicago, Illinois 60654
Email: robert.kopecky@kirkland.com
Telephone:	(312) 862-2084
Facsimile:	(312) 862-2200

Counsel for Defendants Rewards Network, Inc. and Ronald L. Blake

/s/ Mark S. Bernstein, Esq.
Mark S. Bernstein, Esq.
BARACK FERRAZZANO KIRSCHBAUM & NAGELBERG LLP
200 West Madison Street
Suite 3900
Chicago, Illinois 60606
Email: mark.bernstein@bfkn.com
Telephone:	(312) 984-3214
Facsimile:	(312) 984-3150

Counsel for Defendants Donald J. Liebentritt, F. Philip Handy and Mark R. Sotir

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